UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 24, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Participation in online events: 27/Sep to 01/Out

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in compliance with Circular Letter No. 7/2020-CVM / SEP and in accordance with the provisions of CVM resolution No. 44/21 and CVM Instruction No. 480/09, inform to their shareholders and the market in general the participation of their executives in online events, as follows:

Mario Girasole – V.P. Regulatory, Institutional and Press Relations Affairs

Event: Telebrasil

Date and time: September 28st, 2021, at 11:15 AM (BRT)

Link: https://paineltelebrasil.org.br/programacao/

Topics to be discussed: ESG World: Evolution and challenges

Átila Flores – Director of Architecture & Innovation Technology

Event: Telebrasil

Date and time: September 28st, 2021, at 04:00 PM (BRT)

Link: https://paineltelebrasil.org.br/programacao/

Topics to be discussed: OpenRAN: Opportunities and challenges

Paulo Humberto Gouvea – Head of Corporate Solutions

Event: Telebrasil

Date and time: September 28st, 2021, at 04:00 PM (BRT)

Link: https://paineltelebrasil.org.br/programacao/

Topics to be discussed: IoT: Current scenario and perspectives

Vicente Ferreira – Head of Investor Relations

Luiza Macedo – Investor Relations Manager

Event: Empresas em Destaque - MyCap

Date and time: September 28st, 2021, at 03:00 PM (BRT)

Link: https://www.youtube.com/c/MyCAPInvestimentos/videos

Topics to be discussed: Company history, competitive advantages, new businesses, indicators and ESG initiatives.

Rio de Janeiro, September 24th, 2021.

TIM S.A.
Camille Loyo Faria Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: September 24, 2021	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer